2024 Annual Report

Summary 3 12 20 About Our Corporate Inter&Co ecosystem governance 32 41 43 ESG Future Vision Attachments

About Inter&Co We are Inter, the Super App for your financial life

Message from the Global CEO GRI2-22

In 2024, we had many reasons to celebrate: Inter achieved extraordinary milestones, expanding its client base to over 36 million. These results are the outcome of our consistent strategy based on pioneering spirit, innovation, technology, efficiency, and the creation of solutions that not only meet but exceed the expectations of our clients.

Each of our seven business verticals played an important role in building a truly integrated ecosystem, where everything connects in a natural way. What makes our strategy special is how it works in practice: when we expand our product and service offerings, we are able to provide an increasingly better experience for our clients. In turn, these clients become more satisfied, engaged, and use more of our products, strengthening the connections within our ecosystem.

This movement creates a virtuous circle, generating scale and efficiency gains.

The results we achieve are constantly reinvested in innovation, new products, and improving the client experience. It is this dynamic that allows us to maintain a consistent and sustainable growth path.

More than just numbers, we build a business model that continuously strengthens itself, in which each new client and each new product contribute to a more robust and complete ecosystem. This is how we continue to evolve and create value for all our stakeholders.

Guided by our innovative DNA, we expanded our portfolio with the launch of products aimed at simplifying and transforming the relationship of clients with their finances. Among them, we highlight *Forum*, *Digital Consignment* and *Consumer Finance 2.0*. These initiatives not only strengthen our ecosystem's proposition but also generated record results: we added 4.2 million active clients, reaching increasingly higher levels of engagement.

In 2024, we continued to execute our 60/30/30 strategic plan, balancing growth, profitability, and long-term value creation, which has brought us to this point with intentionality and robustness.

With every step, we are consolidating a more global ecosystem, in which technology remains as the foundation of our business. We have expanded our financial solutions and payment offerings to people in different countries, always seeking to combine practicality, convenience, and savings in a single place.

Looking ahead to 2025, our vision for the future is clear: to continue creating value for all our stakeholders while consolidating ourselves as a global Super App that unites, in a single platform, products and services that make everyday life easier for people in many places around the world. With this purpose, we continue to innovate, making our clients' financial lives increasingly simple, smart, and connected.


Inter&Co

João Vitor Menin
CEO Global Inter&Co

About Inter&Co | Our Ecosystem | Corporate Governance | ESG | Vision for the future | Attachments
inter 4

About the report GRI 2-1;2-3

To present our financial, social, and environmental results for the past year, we have opted for a new Annual Report format that also highlights our strategy and business model.
With this approach, we emphasize how innovation and technology drive our growth journey and promote our social and environmental commitment. Moreover, throughout the report, we show in practice how our ecosystem, made up of seven verticals, can generate a strong network effect.

In this report, you will find relevant information about our journey, details of the services and products we offer, as well as our main areas of social and environmental action.

We also provide data on our economic performance in 2024, including audited financial statements in accordance with international standards (IFRS) and management analyses of Inter&Co's consolidated performance. If you have any questions, comments, or suggestions about the content presented, we invite you to contact our Investor Relations team at ir@inter.co.

We wish you an excellent read!

This document, referring to the year 2024, can also be accessed on the the Brazilian Securities and Exchang **Inter&Co Investor Relations website**, e Commission (CVM), and the Securities Exchange Commission (SEC). Unless otherwise stated or when the context requires, references to "Inter&Co," "Inter," or "Company" refer to Inter&Co, Inc. and its subsidiaries, including Banco Inter S.A. and its controlled entities. The term "Banco Inter," on the other hand, refers exclusively to Banco Inter S.A., a Brazilian corporation, and its subsidiaries.

The document was prepared in accordance with the standards of the Global Reporting Initiative (GRI) and the guidelines of the Value Reporting Foundation.



About Inter&Co Our Ecosystem Corporate Governance ESG Vision for the future Attachments inter 5

At Inter, we reinvent the financial sector to provide an integrated platform that both simplifies and enhances people's financial experiences. Ever since we launched Brazil's pioneering 100% digital and free banking account in 2015, we have remained at the forefront of innovations that fundamentally transform how our customers engage with their finances. Today, we have evolved beyond being merely a bank: we are a Super App that consolidates financial services, investment options, insurance products, and a full-scale marketplace within a single platform. Our technology undergoes constant advancement, ensuring the delivery of intelligent and tailored solutions to our extensive customer base of over 36 million users. Each product has been meticulously developed to address diverse customer needs while maintaining our commitment to speed and operational excellence. With a pioneering spirit and steadfast dedication to shaping the future, Inter continues its trajectory of growth while expanding its global reach. We empower both individuals and enterprises through modern, accessible financial solutions, all while staying true to our foundational pillars of transparency and meaningful connection. At Inter, innovation transcends being simply a strategic choice – it represents the very core of our identity and purpose." Among its many remarkable achievements, a particularly significant milestone in 2022 was the comprehensive corporate reorganization that facilitated the migration of Banco Inter S.A.'s entire shareholder base from B3 S.A. – Brasil, Bolsa, Balcão (B3) in Brazil to the newly established holding company Inter&Co, Inc., which subsequently secured its listing on Nasdaq in the United States. This strategic corporate restructuring substantially expanded Inter's access to the international investment community through one of the world's most prestigious and largest stock exchanges, which serves as the trading hub for a major concentration of global technology industry leaders. On June 23, 2022, subsequent to the migration of Banco Inter's shareholder base to Inter&Co, the company's securities became listed on the Nasdaq Stock Market, the United States exchange, trading under the symbol INTR. Concurrently, Brazilian Depositary Receipts (BDRs) backed by Inter&Co's Class A ordinary shares commenced trading on B3 S.A. – Brasil, Bolsa, Balcão (B3) under the symbol INBR32. The transaction facilitated Inter's strengthening of its position as a Global Technology Company and the reinforcement of its corporate governance structure, guaranteeing evaluation processes and metrics that recognize and reward sustainable long-term growth. 6 About Inter&Co GRI2-2; 2-6 Our Ecosystem Corporate GovernanceCorporate Governance ESGESG Vision for the futureVision for the future AttachmentsAttachments About InterCoAbout Inter&Co

A decade of Digital Transformation


9:41
R$ 1.234,00
R$ 300,00

2015
Launch of the first 100% digital checking account in Brazil, completely fee-free, marking our entry into retail banking.

2016
Start of foreign Exchange operations, introduction of a multi-function Mastercard, and launch of app

2017
Intermedium becomes Banco Inter, reflecting modernization and the company's evolution

2018
First digital bank to conduct an IPO in B3 (Brazilian stock exchange), migration of servers to AWS Cloud, becoming the first bank in Latin America to operate 100% in the cloud

2019
Raised R$ 1.2 billion in follow-on and launched complete marketplace with financial and non-financial products and services

About Inter&Co | Our Ecosystem | Corporate Governance | ESG | Vision for the future | Attachments
inter 7

R$ 1.234,00
R$ 300,00

2020

Acquisition of DLM Invista (now Inter Asset) and another R$ 1.2 billion capital raise in new follow-on

2021

Acquisition of stakes in Meu Acerto and Granito, partnership with Sompo, R$5.5 billion capital raise in a third follow-on, and acquisition of Usend, marking start of U.S. expansion

2022

Migration of shareholder base to Nasdaq and launch of Global Account. Reached 24 million customers

2023

Acquisition of YellowFi, obtained brokerage license in USA via Inter&Co Securities, and surpassed the 26 million client mark

2024

Reached more than **36 million clients**, acquisition of Granito (renamed Inter Pag), and launch of new products such as *Consignado* and *Forum*.

About Inter&Co | Our Ecosystem | Corporate Governance | ESG | Vision for the future | Attachments
inter 8

Products and Services

At Inter, we are guided by innovation and committed to delivering a unique digital experience for our clients. Through the Financial Super App, we offer a wide range of solutions to meet the most diverse financial and non-financial needs. Our extensive product and service portfolio is organized into seven business verticals, giving clients access to everything they need in one place, with the convenience of a click. This breadth and completeness set us apart in the sector, providing an integrated experience.

We operate in seven integrated, complementary business verticals: Banking (core daily products such as Pix and debit card); Credit (mortgage financing, payroll loans, and other modalities); Investments (fixed income and equities in Brazil and the USA); Insurance (life, home, pet, and other products); Shopping (in-app purchases with discounts, cashback, gift cards); Global (USD account and international credit card) and Loyalty (loyalty program usable inside and outside the Inter ecosystem).

Fully digital infrastructure, 100% cloud-based – the first in Latin America to achieve this

Simple, comprehensive, appealing, and intuitive

Focused on user experience

Designed around the client and their needs

About Inter&Co | Our Ecosystem | Corporate Governance | ESG | Vision for the future | Attachments | inter 9

Banking

- Digital Account
- Pix
- Kids Account
- Credit Card
- Inter Business
- *Global Account*

Credit

- BNPL
- Pix credit
- FGTS Loans
- Public and Private Payroll Loans
- Credit Card
- Mortgage
- Home Equity
- Business Credit

Investments

- National and international investment platform
- Meu Porquinho
- Fixed income and equities
- Savings Accounts
- Private Pension

Shopping

- Marketplace
- Travel
- Duo Gourmet
- Recarga
- Shell Box
- Inter Cel
- Gift Card
- Vida Sustentável

Loop

Exchange points for :

- Miles
- Dollar
- Discount on invoice
- Extra cashback
- Direct Cashback on invoice
- Investments in Meu Porquinho
- Access to Vip lounges

Insurance

- Life insurance
- Pix insurance
- More protected credit card insurance
- Travel insurance
- Residential insurance
- Dental plan
- Pet insurance

Global

- Global account
- Exchange
- International transfers
- Giftcards
- Debit card
- Investments
- Mortgages
- Dollar credit card

About Inter&Co | Our Ecosystem | Corporate Governance | ESG | Vision for the future | Attachments
inter 10

2024 Recognitions

Best Banks in the World (Forbes)

We were highlighted as one of the best global banks and one of the top five in Brazil, ranking obtained from a global survey with 49 thousand interviews in 33 countries.

Best Banking App and Best Digital Bank (Estadão)

Top 3 in the Estadão Best Services ranking, conducted in partnership with HSR Specialist Researchers.

Fraud Prevention Seal

Certification from CNF and Febraban for commitment to prevention, repression and awareness against digital fraud.


R$ 1.234,00
R$ 300,00

100 Most Influential Companies in Brazil (Veja Negócios)

We were recognized by criteria such as revenue, profitability, innovation, leadership and ESG policies.

Most Women in Leadership Seal (ABBC 2024)

The award highlights the presence and evolution of women in leadership positions in the financial sector.

XIV Conciliar é Legal Award

Honorable mention from CNJ, National Council of Justice, in the Good Practices category – Superintendence, the recognized project is "Dialogar", developed by Inter's lawyers to promote conflict resolution.

Excellence in Customer Experience (CONAREC)

We ranked 1st among neobanks, financial companies that offer banking services digitally, without physical branches. We were awarded for management and innovation in relationships with clients, partners and technology providers.

About Inter&Co | Our Ecosystem | Corporate Governance | ESG | Vision for the future | Attachments
inter
11

Our Ecosystem GRI 3-3 – Innovation and technology; 3-3 – Sustainable products, services, and processes, GRI 2-2; 2-6

Financial Super App

Our greatest differentiator is our commitment to offering solutions that make people's financial lives truly smart. Through a comprehensive platform, we have developed a Financial Super App model that brings together everything our clients need in one place – from traditional banking services to innovative everyday solutions.

Our mission is to empower people to manage their finances and daily activities through a simple and seamlessly integrated digital experience.

By betting on a low-cost structure, a broad digital ecosystem, agility, and innovation, we have proven the strength of our business model, which can attract new clients, increase monetization, activation, and market presence through a powerful network effect.

Network effect – continuous growth

The synergy among our seven business verticals drives growth and profitability across three solid dimensions: client base, engaging platform, and revenue generation.

The result is a virtuous growth circle: by investing in innovation for our platform, we increase our client base and, consequently, profitability; and with that profitability, we can continue to innovate and generate growth.



Revenue growth
Credit Underwriting
Capital Allocation
Net Income & ROE
Cost Efficiency
Engaged customers
Best-in-class UX
Complete product offering
Beyond
2025
2020
2015

Network effect = Continuous growth + Sustainable profitability

About Inter&Co | Our Ecosystem | Corporate Governance | ESG | Vision for the future | Attachments
inter 13

Our clients

We stand out in the market due to a Financial Super App with the most complete solutions, embracing clients on every front of financial life and placing them at the center of our business model.

Constantly innovating, creating products, and enhancing the features of our platform, we have built an environment where clients can safely, efficiently, and in a single place use technology to solve many of their financial and non-financial needs.

The result of this vision is the continuous growth of engagement as the user base increases, promoting cross-selling among the business verticals fostering client loyalty.

In the fourth quarter of 2024:

36,1 million

Total customers, an increase of 18.7% compared to the same period in 2023

20,6 million

Active customers, an increase of 25.6% compared to the 16.4 million recorded at the end of 2023

Increase of

286 bps

In activation within one year

3,9 million

Global customers,

79% growth

395 k

New business accounts created since the fourth quarter of 2023, a **21% increase**



About Inter&Co | Our Ecosystem | Corporate Governance | ESG | Vision for the future | Attachments

inter

14

Our Long-Term Strategic Plan:

60 30 30

The 60/30/30 plan serves as Inter's comprehensive strategic framework, designed to expand our customer base to 60 million clients, achieve an efficiency ratio of 30%, and attain a return on equity (ROE) of 30% by 2027. This strategic direction underscores our unwavering commitment to sustainable growth, our relentless pursuit of operational excellence, and our dedication to delivering consistent, superior results.

Throughout 2024, we accomplished significant strategic milestones, notably exceeding 36 million customers and cementing our Super App's position as one of the most comprehensive platforms available in the marketplace. Each of these achievements directly reinforces the robust foundation of our integrated ecosystem, which harmoniously combines financial services, investment opportunities, insurance products, and consumer solutions designed to streamline and enhance our customers' financial experiences.

This strategic plan is of paramount importance as it generates substantial impact across diverse operational fronts:

For shareholders: Reinforces Inter's commitment to investing in profitable growth strategies, ensuring both operational efficiency and increased financial returns on investment.

For employees: Provides inspiration and direction, motivating our teams to continue innovating, delivering excellence, and actively building a solid and bold future.

The 60/30/30 framework transcends traditional strategic planning; it represents a concrete manifestation of the transformative impact we aspire to achieve. Our focus remains steadfast on ensuring consistent, measurable progress while maintaining our unwavering commitment to our customers, employees, and shareholders as we continue to pioneer and reshape the future landscape of the financial services sector.

We concluded the second year of our 60/30/30 strategic plan with remarkable advances:



Where we started
Q3.22
Year 0
Milestones reached
Q4.24
Year 2
Our roadmap
2027
Year 5
Operational
Year 0 Q3.22
Year 1 Q4.23
Year 2 Q4.24
Year 3 Q4.25
Year 4 Q4.26
Year 5 Q4.27
Total customer base
23MM
36MM
~60MM
Performance
Year 0 Q3.22
Year 1 Q4.23
Year 2 Q4.24
Year 3 Q4.25
Year 4 Q4.26
Ano 5 4T27
Efficiency ratio
75%
50,1%
~30%
Profitability
Year 0 Q3.22
Year 1 Q4.23
Year 2 Q4.24
Year 3 Q4.25
Year 4 Q4.26
Year 5 Q4.27
ROE
2%
13,2%
~30%

About Inter&Co | Our Ecosystem | Corporate Governance | ESG | Vision for the future | Attachments
inter 15

Economic and financial results

Throughout 2024, Inter accomplished results that effectively demonstrate in concrete numbers our advancement within the 60/30/30 strategic framework, which successfully completed its second year of execution. We continue to progress with remarkable consistency, delivering significant achievements that clearly showcase our proven capability to seamlessly integrate sustainable growth with operational excellence, all while remaining firmly aligned with our comprehensive long-term vision.

We concluded 2024 with a customer base exceeding 36 million clients, demonstrating substantial growth that significantly strengthens the network effect within our comprehensive ecosystem. This strategic expansion yielded remarkable results: our total net revenue reached R$6.4 billion, representing a robust 35% increase compared to 2023, while service revenue experienced strong growth of 31%, effectively highlighting the seamlessly integrated performance across all our business verticals. Additionally, we made considerable advances in productivity optimization, which serves as an essential foundation for achieving the operational efficiency targets established within our strategic framework.



(29)
16
(30)
29
24
64
104
160
195
223
260
295
60/30/30
Q1.22 Q2.22 Q3.22 Q4.22 Q1.23 Q2.23 Q3.23 Q4.23 Q1.24 Q2.24 Q3.24 Q4.24

R$ 973mm Net income (2024) **11,7%** ROE (2024)

R$ 10bi Gross revenue (2024)

R$ 41bi Gross credit portfolio (2024)



8,3% market share Pix (Q4.24)

R$ 1,5trillion Annualized TPV (Q4.24)

About Inter&Co Our Ecosystem Corporate Governance ESG Vision for the future Attachments inter 16

Our technology

We go beyond what a bank or services platform can offer – at our core, we are now a technology company, prepared to leverage all the advantages of **machine learning, artificial intelligence, and digital infrastructure** to provide clients with a pleasant, intuitive, and increasingly personalized experience.

With this foundation, we fully leverage digital advantages to maintain a highly scalable and replicable operation, with cost efficiency and implementation speed in various markets and products, enabling our ecosystem's network effect to become stronger over time.

Information processing

We were the first bank in Latin America to operate 100% in the cloud – a model that brings several advantages, such as scalability and automation, but also poses a challenge: to build an application capable of supporting the large volume of requests generated by the simultaneous navigation of millions of clients.

To address this, in 2020 we developed our own API Gateway, a tool capable of processing about 2 million requests per minute at a cost ten times lower than what was offered by the market at the time.
With fast response times – about one second – and high customization potential, the Inter API Gateway delivers a smooth browsing experience for clients, efficiently processing a large volume of data:

17,5 million

daily logins recorded, **on average, from December 1 to 31, 2024**



+3.400

Microservices available

+191 k

Cash-in transactions (such as PIX, transfers, deposits, and others) performed per hour on the Super App

+25

Petabytes of data stored in the data lake

About Inter&Co | Our Ecosystem | Corporate Governance | ESG | Vision for the future | Attachments | inter | 17

"At Inter, we operate far beyond the conventional boundaries of traditional banking institutions or standard service platforms. We are fundamentally a technology-centric enterprise, committed to developing an advanced Super App enhanced by cutting-edge artificial intelligence capabilities that facilitate truly hyper-personalized user experiences. Through thousands of possible home screen combinations, our intelligent application dynamically adapts and responds to each user's unique profile, seamlessly guiding every customer to quickly and intuitively locate exactly what they require."

Guiherme Ximenes,
CTO Inter





About Inter&Co | Our Ecosystem | Corporate Governance | ESG | Vision for the future | Attachments | inter 18

Artificial Intelligence

Just three months after the launch of ChatGPT by OpenAI, we made InterGPT available to all employees: an internal generative AI capable of creating images, assisting developers, and answering questions. At the same time, we were quick to implement artificial intelligence models at scale for all business verticals, accelerating our growth strategy with a focus on the client. The goal is both to improve the offering of services and products and to make the Super App even safer against fraud.

Hyper-personalization

Artificial intelligence is also a key element in providing a **hyper-personalized browsing experience** – we currently have thousands of possible combinations for the home screen of the Super App, which adapts based on each user's data and usage profile. This way, we encourage every customer to quickly and proactively find exactly the services they need from the extensive range of options available in the ecosystem.

In 2024:

approximately

80

AI models at scale used internally by Inter&Co

36

days is the **average time** for developing **new models**

30

AI touchpoints embedded in the Super App in the form of:

- Facial recognition to avoid account violations
- Identification of unusual patterns in financial movement
- Determination of safe transaction zones based on geolocation

-52%

complaints for loss and theft between March 2023 and March 2024 due to security mechanisms

+15%

client satisfaction after implementing generative AI in Inter's call center

About Inter&Co | Our Ecosystem | Corporate Governance | ESG | Vision for the future | Attachments
inter 19

Corporate Governance We have a predominantly independent Board and a new Global CEO

Investor Relations

Our Investor Relations area adopts an approach based on corporate and business strategy governance, with interactions guided by the values of transparency, partnership, security, experience, and innovation.

Engagement with investors is crucial to maintaining our good reputation in the financial market and to ensure increasingly sound and assertive strategic decisions, since these stakeholders provide valuable insights.

So that investors can track the progress of the business, we disclose our results through Quarterly Reports, adopting international standards for financial and management reporting, prepared in accordance with audited financial statements published on the Investor Relations website. The main documents are filed with the Securities and Exchange Commission of Brazil (CVM) and the U.S. Securities and Exchange Commission (SEC).

Our relationship with the various stakeholders of the ecosystem is governed by compliance with our values and principles of corporate governance and social and environmental responsibility.

IR Talks: the Investor Relations videocast.

IR Talks is an exclusive videocast created to provide our investors, clients, and partners with deeper insights into our business. Through short and objective videos, we share our strategic advances, financial performance, and innovations that position us ahead of the market.

If you want to learn more about Inter and closely follow our journey, access the videocast playlist by **clicking here** or directly on the main page of our **IR website**.



About Inter&Co | Our Ecosystem | Corporate Governance | ESG | Vision for the future | Attachments | inter 21

Governance Structure

Within our governance structure, the Board of Directors is the main governing body, supported by the Statutory Audit, Risk, and Compensation and People Committees – the latter of which was established in 2024. In addition, there are sub-committees providing technical advisory, which also exercise strategic oversight of the group's businesses.

Since 2024, 60% of the Board is composed of independent members[1], contributing to more transparent and impartial governance.

[1]Note: The qualification as an independent member of Inter&Co's Board of Directors is determined by the rules of the National Association of Securities Dealers Automated Quotations (Nasdaq) and by Rule 10A 3 of the 1934 U.S. Securities Exchange Act.

Click here to view the composition of the Statutory Committees..

Inter&CO Board of Directors



Rubens Menin Teixeira de Souza
Chairman of the Board



Maria Fernanda Menin
Board Member



José Felipe Diniz
Board Member



Leonardo Guimarães Corrêa
Board Member



Luiz Antônio França
Independent Board Member



André Maciel
Independent Board Member



Antônio Kandir
Independent Board Member



Todd Chapman
Independent Board Member



Claudia Farkouh Prado
Independent Board Member



James Drummond Allen
Independent Board Member

About Inter&Co | Our Ecosystem | Corporate Governance | ESG | Vision for the future | Attachments
inter 22

As a Nasdaq-listed entity, Inter&Co has adopted a governance framework that demonstrates unwavering commitment to market-leading best practices

Accordingly, Inter is committed to meeting the regulatory standards of each market in which it participates, maintaining compliance with Nasdaq requirements, regulations governing foreign issuers registered with the U.S. Securities and Exchange Commission (SEC) and the Brazilian Securities and Exchange Commission (CVM) (Category A), in addition to B3 regulations applicable to issuers operating Level 2 BDR programs. All quarterly and annual financial statements are prepared in strict accordance with International Financial Reporting Standards (IFRS).

Executive Board

In June 2024, we promoted changes in our executive structure with the objective of reinforcing the sustainable growth strategy, expanding revenue generation, strengthening client engagement and advancing in the execution of our long-term vision, centered on a unique digital model through our Super App ecosystem.

As part of this restructuring, João Vitor Menin assumed the position of Global CEO of Inter&Co**, to focus on innovation, technology and market expansion strategies where we operate.** Alexandre Riccio, with more than ten years of experience at Inter, was appointed CEO of operations in Brazil.

The executives have complementary roles in conducting the corporate strategy: while Menin leads the growth and innovation agenda, Riccio concentrates his efforts on accelerating the performance of the Brazilian operation, expanding profitability and boosting the relationship with clients, consolidating the Company's positioning in Brazil.

Click here to learn about Inter's Executive Board.

"I feel tremendous pride in accepting the responsibility of spearheading our Brazilian operations and extend my heartfelt gratitude to João for his unwavering support, trust, and strategic vision that empowers us to successfully implement our comprehensive long-term strategy, which is fundamentally centered on the innovative digital model we have pioneered through our Financial Super App. Throughout my career, I have maintained great enthusiasm for the continuous development of our seamlessly integrated digital platform designed to significantly enhance and enrich our customers' financial lives, and I eagerly anticipate the opportunity to further this important work in my new leadership capacity."

Alexandre Riccio,
CEO Brazil


Inter

About Inter&Co | Our Ecosystem | Corporate Governance | ESG | Vision for the future | Attachments
inter
23

Risk Management GRI 3-3: Risk management

According to market best practices, our risk management is based on three lines of defense:

1 Commercial and operational areas:
Risk owners (risk owners), those responsible for activities that give rise to risks, adopt the necessary monitoring and controls to not exceed the risk appetite limits defined by the Board of Directors.

2 Control functions (risks, compliance and internal controls):
Responsible for providing specialized consultative support and verifying whether the treatments and controls implemented by the first line of defense are adequate to risk appetite.

3 Internal Audit
Responsible for acting independently and broadly in verifying adherence to the Company's guidelines.

This governance establishes clear roles and responsibilities at different levels of the Company and is in accordance with the risk management framework required for all financial institutions.

Click here to check the details about Inter&Co's risk management and control in the Reference Form.

Committed to transparency, Inter also publishes semi-annually its Risks and Social, Environmental and Climate Opportunities Report (GRSAC) and Risk Management & Capital Report – both can be consulted in full by clicking here.

About Inter&Co Our Ecosystem Corporate Governance ESG Vision for the future Attachments inter 24

Ethics and Integrity GRI 3-3: Risk Management

To ensure the sustainability and longevity of the business, we rely on a solid Compliance structure, responsible for safeguarding the Company's integrity and compliance; strengthening guidelines and procedures aligned with the organization's culture and strategic objectives; formalizing governance and organizational knowledge; as well as improving the dissemination of information and ensuring adherence to applicable rules and regulations.

Inter's Compliance function follows formal institutional reporting procedures that ensure appropriate management and governance of matters related to legal compliance and corporate integrity. Compliance reports directly to both the Audit Committee and the Risk Committee, as well as to the Board of Directors, strengthening oversight at the strategic level.

Compliance Program

Our Compliance Program[1] was structured based on a set of guidelines and initiatives grounded in three essential pillars, with initiatives supported by Senior Management and the continuous strengthening of the culture of integrity.

[1]Note: Inter&CO's Compliance Program is compliant with and meets all eligible legal requirements, as well as local and international best practices: Law No. 12,846/2013 and its regulation by Decree No. 11,129/2022 (Regulation of the Anti-Corruption Law), Foreign Corrupt Practices Act/USA, UK Bribery Act 2010/United Kingdom, publications by the U.S. Department of Justice, and the Cayman Islands Anti-Corruption Law.

Prevent

Mitigating Compliance Risks

- Regulatory, integrity, and conduct Risk Assessment
- Development and dissemination of the Code of Conduct and Ethics guidelines across all audiences
- Implementation of training and communication initiatives focused on Compliance topics

Detect

Aims to identify possible Compliance deviations through:

- Ethics Channel management
- Due diligence of third parties
- Compliance monitoring processes

Respond

Provide responses related to:

- Any actions considered inadequate or unethical
- Harmful acts or in non-compliance with laws, regulations and internal standards that may compromise the Company's heritage, reputation and/or image or that of its investors, clients and other stakeholders

About Inter&Co | Our Ecosystem | Corporate Governance | ESG | Vision for the future | Attachments
inter 25

Policies and procedures

GRI 2-23; 2-24

The Compliance Program includes a Standardization System for internal documents, responsible for defining standards and regulating the drafting, updating, approval, publication, and management of internal documents – Policies, Standards, and Procedures – that formalize governance, strategic guidelines, processes, and the rules of Inter.

The approval of internal documents observes proportional criteria regarding their relevance; that is, the more strategic the document, the higher the hierarchical level required in the approval process, with the highest being the Board of Directors. The levels we establish follow internal guidelines and are aligned with all applicable regulatory requirements, both nationally and internationally.

The system serves all Inter's entities globally, making the main normative documents available in Portuguese and English, so that they are understood and complied with by all stakeholders. Some policies can be consulted here.

Code of Conduct and Ethics

To ensure our business upholds the highest ethical and sustainable standards, the Code of Conduct and Ethics sets out the main guidelines on expected conduct regarding matters of high relevance for all stakeholders – employees, executives, interns, apprentices, third parties, and suppliers.

The code serves as the foundation for policies, procedures, and internal guidance, as well as details the behavior expected in interactions with public offocials and in relationships with clients, competitors, and the market in general.

Learn more in detail by clicking here.



About Inter&Co | Our Ecosystem | Corporate Governance | ESG | Vision for the future | Attachments | inter | 26

Anti -corruption

GRI 205-1; 205-3

Through the Compliance area, we conduct a compliance due diligence process – Compliance Risk Assessmeny – to ensure transparency and safety when contracting third parties. This process involves evaluations related to reputational risks, conflicts of interest, relationships with public entities, among others.

In 2024, through the Compliance Risk Assessmeny process, 10 potential corruption risks were identified, none of which materialized.

Integrity training

GRI 205-2

To continually strengthen the culture of integrity, our Compliance Program provides for training, communications, and events aimed at engaging and spreading knowledge among employees. The trainings are offered in face-to-face, live online, and e-learning formats, enabling broad participation by the entire team.

- **Essential Training:** available through the Inter Academy platform, this mandatory onboarding program for all Inter professionals covers the Code of Conduct and Ethics.

- **Click Compliance Platform:** available on the Intranet, used for managing internal standards and notifies all employees, including governance members, about procedures related to anti-corruption, interactions with public agents, and leadership conduct.

In 2024, there were also specific trainings on the Code of Conduct and Ethics offered to members of the Board of Directors and to third parties – suppliers and service providers.

In 2024, 100% of Board members were informed about the anti-corruption procedures and policies we have adopted. Additionally, 98% of employees were trained and 100% were informed about topics related to anti-corruption prevention. In addition to Essential Training, in 2024, specific training sessions were given to targeted audiences on topics such as workplace behavior.



About Inter&Co | Our Ecosystem | Corporate Governance | ESG | Vision for the future | Attachments | inter | 27

Service Channels GRI 2-16;2-25; 2-26; 406-1 We believe that listening to stakeholders is essential to anticipate risks, solve problems quickly, and continuously improve our processes. That’s why we maintain open and integrated communication among the executive team, the Board, and all stakeholder groups, ensuring ethical, responsible conduct and alignment with best governance practices. As part of our commitment to transparency, integrity, and corporate responsibility, we maintain structured internal and external communication channels, ensuring that all stakeholders have the power to raise concerns, report irregularities, and contribute to better governance. Ethics Channel Available to employees, shareholders, and other stakeholders as a means of communicating any conduct or practice that is not in accordance with the Code of Conduct and Ethics, national or international laws in force, and/or Inter’s internal rules. It is one of the main mechanisms for identifying illegal or unethical behavior in our operations. The channel is managed by a third-party company, ensuring the confidentiality of the whistleblower, the accused, and all those involved in the investigation, as well as the content of the complaints. Reports can be made 24 hours a day, 7 days a week, anonymously or not, through a link on the intranet, the institutional website or via phone: • 0800 887 0077 – residents in Brazil • 1-800-246-4924 – residents in the United States and Canada We are committed to creating a work environment free from harassment, intimidation, abuse, or threats, both among employees and in interactions with society. All reports received are analyzed by the Compliance area, based on the principles of confidentiality, impartiality, and secrecy, and are supported by and report to the Ethics Subcommittee. In addition to the Ethics Channel, our employees have other communication channels with the Compliance area for advice and clarification on appropriate business conduct in different corporate situations, such as email, a dedicated Compliance channel on the Slack platform (accessible to all employees), and during both in- person and e-learning training sessions. Consequence Management We have a Disciplinary Actions Policy that aims to inform, guide and discipline the expected conduct of Administrators, employees and third parties, when applicable, in addition to determining disciplinary measures for cases of violations of the Code of Conduct and Ethics, internal standards and applicable regulations¹. 28 These measures may have an advisory or disciplinary nature, including from warnings to suspension, dismissal for just cause, and when applicable, civil and criminal procedures. In 2024, no cases of discrimination were reported through the Ethics Channel. ¹Note: Laws or jurisdictional regulations applicable to complainants: CMN Resolution No. 4,859/2020; Decree No. 11,129/2022; Law No. 12,846/2013 – Anti- corruption Law; FCPA – Foreign Corrupt Practices Act - 18 US Code § 201 – Bribery of public officials and witnesses; DOJ Publications – Department of Justice; United Kingdom Bribery Act 2010.. Our Ecosystem Corporate GovernanceCorporate Governance ESGESG Vision for the futureVision for the future AttachmentsAttachments About InterCoAbout Inter&Co

Ombudsman

In line with our approach of putting the client at the center of the business, welcoming their feedback transparently, independently, and efficiently, we have an Ombudsman area dedicated to quickly identifying any negative impacts, activating the responsible areas, and ensuring an appropriate response for these stakeholders, thus promoting continuous process and experience improvement.

Requests can be received through internal channels (phone, chat, email, and website form) and, when necessary, through external channels, such as the Central Bank, Consumidor.gov, Procon, B3, CVM, among others. The Ombudsman prioritizes internal resolution of issues, mitigating clients' need to resort to external channels.

The analysis of feedback follows a flow established for identification and handling: complaint receipt, CRM registration, analysis, and referral to the business areas. After receiving feedback, a response is prepared and sent to the client and regulatory agencies, when necessary.

By implementing measures such as automating feedback via APIs and RPAs, 95% of requests are registered automatically, accelerating the process of registering and classifying complaints.

The Ombudsman uses metrics such as record volume, reasons for complaints, and proposed solutions, in addition to ongoing feedback from clients and internal areas, to implement process and user journey improvements, ensuring that complaint mechanisms are effective and meet their needs.

Externally, we maintain a permanent commitment to transparent and constructive dialogue with clients, shareholders, and business partners. That's why we provide other service channels, such as chat, phone, and email, enabling the submission of questions, concerns, and suggestions.



About Inter&Co | Our Ecosystem | Corporate Governance | ESG | Vision for the future | Attachments | inter | 29

Data Security and Privacy

GRI 3-3: Information security and data privacy; 418-1;

Information security is a fundamental pillar for us, being essential to protecting both client privacy and our data and systems, ensuring business continuity.

We maintain a strong commitment to complying with current legislation and our internal standards, implementing robust mechanisms and controls based on market-recognized frameworks, such as ISO 27002 (Information Security Management), CIS Controls (set of priority controls for cyber defense), and the NIST Cybersecurity Framework (National Institute of Standards and Technology).

The principles that guide information handling at Inter:

- Confidentiality
- Integrity
- Availability
- Authenticity

All information assets receive the appropriate level of protection, according to their importance and ownership. Information created or derived from business processes is regarded as organizational property and requires specific and continuous protection.

The maturity of information security at Inter is continuously monitored, with oversight of the performance of various operational controls and action plans. The results of these analyses are discussed in technical and executive forums, promoting strategic decisions and the direction of new investments.

We also maintain a compliance index, measured monthly, composed of indicators from different areas, including privacy and information security. Among the main items monitored are phishing attempts (digital fraud), data mapping, and incidents involving the incorrect transmission of information. Non-compliance with these indicators is treated as a relevant operational risk.

Data protection strategies

We adopt two main pillars in our data protection strategy:

Vulnerability analysis: regularly conducted by internal specialists, who perform detailed assessments to identify weaknesses in systems and applications.

Penetration testing: real-world attack simulations, executed both by internal teams and in partnership with specialized companies, to identify vulnerabilities under conditions close to the real risk environment. The results are analyzed by the offensive security team and forwarded for immediate correction by the responsible areas.

Vulnerability management is based on methodologies such as OWASP Risk Rating (Open Worldwide Application Security Project) and MITRE ATT&CK (Adversarial Tactics, Techniques, and Common Knowledge). This process provides a clear view of our security posture and facilitates strategic decisions for remediations and investments.

About Inter&Co | Our Ecosystem | Corporate Governance | ESG | Vision for the future | Attachments
inter 30

Information security governance

We also have a dedicated privacy area and a designated DPO (Data Protection Officer) in Brazil, as described in the Privacy Policy available on our **website.**

Our contracts with suppliers include specific data protection clauses that make direct reference to the Company's Privacy Policy, establishing the responsibility of contracted companies to follow all established guidelines.

We conduct periodic internal audits to verify compliance with the Privacy Policy and hire external audits carried out by specialized partners to identify additional opportunities for improvement. The IT Services department also performs annual audits of our most critical suppliers, assessing aspects such as data protection, privacy, and information security.

We also invest heavily in ongoing training for employees, with periodic information security awareness programs. The training covers topics such as secure authentication, social engineering, phishing attack identification, handling sensitive data, incident reporting, and security practices in both physical and digital environments.


inter
inter

About Inter&Co Our Ecosystem Corporate Governance ESG Vision for the future Attachments inter 31

ESG We have more than 36 million clients and 4,000 employees

Employees

We believe in people's potential and the positive impact they can generate when they operate in an environment that values autonomy, belonging, and the encouragement of individual development. That's why our employees' organizational culture promotes experimentation, proactivity, and collaboration in daily routines—essential elements to achieve collective goals and to build innovative solutions.

Cultural guidelines:

Spark

A culture of curiosity and passion, where one always goes beyond.

Focus

A culture of focused people, who know where they are going, and who value efficiency and excellence.

Do together

A culture of boldness to accomplish, experiment and take risks, with collaboration and resilience.

Feedback

An open culture, made of people who know how to listen to others and speak their minds, combining empathy and assertiveness.



All our employees are covered by Collective Labor Agreements and have their free right of association respected. We also value building an environment free from discrimination of any nature, whether based on race, gender, religion, age or sexual orientation.

About Inter&Co Our Ecosystem Corporate Governance ESG Vision for the future Attachments inter 33

Inter's Team GRI 2-7; 202-2; 401-1

The year 2024 marked our transition into a new cycle, focusing on performance, operational efficiency, and the delivery of sustainable results—especially considering record revenue, profitability, and client base.

In this context, people play a central role in executing our strategy. To sustain the accelerated growth of operations and maintain our focus on profitability, we reorganized ourselves based on more strategic allocation of resources, recognizing that human capital is essential to strengthen the operation and drive results.

After the institutional restructuring in 2023—which included a 19.9% reduction in headcount—in 2024, hiring resumed in key areas such as IT, Branding, Risk, and Tax teams. The goal was to strengthen operations, increase profitability, and support the continuous growth of our client base.

Workforce in 2024

4.391 employees

33,5% more than 2023

4.333

in Brasil - **98,7%**

- Southeast: 4.257 - **96,5%**
- South: 55 - **1,3%**
- Midwest: 15 - **0,3%**
- Northeast: 6 - **0,1%**

64,2%

of directors hired in Brazil

3

Main offices in Belo Horizonte (MG), São Paulo (SP) and Miami, Florida, with another 12 support offices across Brazil.



Miami
Belo Horizonte
São Paulo

About Inter&Co | Our Ecosystem | Corporate Governance | ESG | Vision for the future | Attachments

inter 34

Compensation GRI 2-19; 2-20; 202-1

We understand compensation as one of the main pillars of people management, serving not only as a mechanism to attract and retain talent, but also as a strategic tool for engagement, performance, and recognition of employees.

At Inter&Co, the determination of individual compensation for employees and Senior Management follows the Remuneration Management Policy and current salary table, reviewed periodically with the support of specialized consultants and based on market salary surveys.

Governance on the topic is handled by the People and Compensation Committee, responsible for the management and annual review of the policy, ensuring its adequacy and competitiveness. Updates and improvements are validated by the Board of Directors.

Variable compensation

We have variable compensation programs, paid annually to all employees under the CLT regime and Senior Management members, with the following objectives:

- Make compensation more attractive and competitive, aligned with the organization's strategic objectives
- Recognize the individual effort of employees who achieve expected results
- Value teamwork in building and evolving Inter&Co
- Reward professionals with technical and behavioral skills essential for their roles
- Stimulate team engagement in business strategies
- Accelerate employees' personal and professional growth

Criteria for variable compensation

1 Individual performance

2 Performance of business areas (not applicable to Compliance, Internal Controls, and Risk Management areas)

3 Performance of the Inter Group companies as a whole.

4 Relationship between the above-mentioned performances and the risks assumed by the Executives.

About Inter&Co | Our Ecosystem | Corporate Governance | ESG | Vision for the future | Attachments
inter 35

Suppliers 36 Respect for human dignity is a pillar of our operations and the minimum we expect from our suppliers and work partners, who must act in compliance with Inter’s Code of Conduct and Ethics. To ensure compliance throughout our value chain, all of Inter’s suppliers undergo Compliance due diligence— which includes analyses related to corruption, integrity, information security, human rights, and conflict of interest—and are monitored annually by the Compliance area. In 2024, there was no identified involvement of any supplier in child labor or conditions analogous to slavery, as verified through the Ministry of Labor and Employment’s list, using compliance tools adopted by the Company. Over the years, we have established our trajectory as Brazil's first digital bank, evolving into a complete financial solutions ecosystem. More than just offering fee-free services, we are committed to promoting inclusion and reducing inequality, expanding public access to the financial system. This commitment goes beyond technological innovation. As we expand our operations, we also strengthen our social responsibility, focusing on generating positive impact. In 2024, this area produced initiatives such as: Programadores do Amanhã (Tomorrow’s Developers) Through a partnership with the Programadores do Amanhã project, we offer a free online programming course aimed at young people aged 16 to 21 in socially vulnerable situations, with priority for Black, Brown, and Indigenous students, as well as a 50% quota reserved for women. The 12-month course goes beyond technical content, including English classes, psychological support, and job market preparation. As part of the partnership, Inter provided financial support and developed an exclusive financial education module to help students gain autonomy and financial planning skills when entering the job market. Altogether, 300 young people participated in the initiative in 2024, with an investment of R$ 518 thousand made by Inter, reinforcing our role as agents of social transformation and promoters of diversity in the technology sector. Support for Rio Grande do Sul In response to the floods that affected more than 400 municipalities in Rio Grande do Sul, we promoted a donation campaign from May 6 to 13. About 25,000 clients donated R$ 1.2 million, which was matched by Inter&Co, totaling R$ 2.5 million transferred to SOS Rio Grande do Sul via the State Government’s official Pix. In addition to the campaign, we suspended the collection of mortgage installments for clients in the region for three months, allowing repayments to resume in August. This measure reaffirms our commitment to social responsibility. Support for impact projects via tax incentive laws In 2024, we allocated more than R$ 10 million to social and incentivized projects throughout Brazil, reaffirming our commitment to human, cultural, and social development. Donations spanned various areas, using incentive laws and programs focused on inclusion and health. Social Impact GRI 3-3: Corporate practices and responsible individual behaviors; 203-2; 413-1 Our Ecosystem Corporate GovernanceCorporate Governance ESGESG Vision for the futureVision for the future AttachmentsAttachments About InterCoAbout Inter&Co

Promoting Financial Education

GRI 3-3 – Financial education; 203-2

Financial education is a fundamental pillar of our strategy, which sees the topic as a tool to empower people to make responsible and smart decisions in their financial lives.

We consider the acquisition of these skills to be extremely important for achieving quality of life and exercising citizenship. Therefore, the subject is addressed transversally within the company, through informative and personalized content for clients, among other initiatives.

In addition to content on Inter's blog, there are also free courses, features such as the "Bússola do Inter" (Inter's Compass), with guidance on expenses and income, and the Inter You digital account, aimed at teenagers—all designed to prepare clients to make informed financial decisions.

Knowledge to Invest

In 2024, we also created a partnership with the National Treasury Department, B3, and the Me Poupe! platform to broaden the public's knowledge of Treasury Direct. The goal is to show that this is a secure and accessible investment option for all profiles, especially beginners.

Currently, about 2.6 million Brazilians invest in Treasury Direct, representing just over 1% of the population. At Inter, this number is already around 350,000 clients, which corresponds to one of the largest market shares, at 13%.

The initiative included educational content published on Inter's social networks and those of Nathalia Arcuri, influencer and founder of Me Poupe!, Brazil's leading finance personality. In addition to the campaign, clients gained exclusive access to benefits such as the "Xô Dureza" course from Me Poupe+ and tips on financial organization and first investments.


inter
Tesouro
Direto ao ponto

Mil contra

This is Inter Empresas' podcast, focused on providing information to support entrepreneurs. The episodes cover various topics relevant to the business world, such as financial management, investments, digital marketing, and more.

Content is available on Spotify and YouTube.


MIL 0001
CONTRA
Os desafios de administrar um pequeno negócio

The Inter Podcast

Our weekly investment content that brings news, analysis, and tips on finance, economics, and investments, both in Brazil and abroad. Topics discussed include interest rates, inflation, stock market, investment funds, cryptocurrencies, and more for anyone interested in learning more about finance. The content is available on platforms including Spotify and Apple Podcasts.

Bom Dia Inter

Content released daily on topics such as finance, economics, investments, and the financial market. In addition to news, the channel also offers analyses and tips on stocks, investment funds, cryptocurrencies, and other relevant topics, and can be accessed via Spotify and other platforms.

Game Show do Inter

To encourage conversations about finances, we invited actress and comedian Tatá Werneck to host game shows with celebrities. The first edition brought together artists such as João Vicente, Pequena Lô, and Douglas Silva to promote relaxed and lighthearted conversations about financial management, and to show how Inter can make life easier for its account holders.

In the second edition, the host interviewed famous couples and discussed finances in relationships. The initiative was born out of surveys conducted by CNDL, SPC, and the Central Bank, which show that 66% of couples avoid talking about finances, while 21% only discuss the subject in times of difficulty.

About Inter&Co | Our Ecosystem | Corporate Governance | ESG | Vision for the future | Attachments
inter 37

The program was part of the second phase of the "You didn't know you needed it, until you became Inter" campaign. The show featured couples such as Otaviano Costa and Flávia Alessandra, and Aline Wirley and Igor Rickli. During the games, guests shared their financial choices and tested their harmony in managing their finances.


VERDADE
OU
TRANSFERÊNCIA

Inter Educa

Our financial education portal that offers courses and exclusive content for those wanting to learn about investing, financial markets, and financial education in general. The courses are delivered by experienced professionals and finance market specialists.

The platform offers content for different audiences, from beginners to more advanced investors. Content can be accessed through Banco Inter's Super App.

In 2024, we expanded our offering of free courses on the Inter Educa platform with the launch of the course "Do Zero à Automação" ("From Zero to Automation"), an initiative supported by B3. Aimed at beginners, the classes provide a practical introduction to process automation, covering basic concepts through to the application of tools that streamline routine tasks. From there, students can use the automations to start trading on the exchange and to carry out risk management.

Bússola do Inter

A feature integrated into the Super App that facilitates financial management, allowing clients to intuitively organize and track their finances. The tool offers features such as automatic transaction categorization, detailed visualization of income and expenses, as well as customization of expense categories.

With Inter's Compass, users can view transactions in three categories: Income (revenues such as salary and cashback), Expenses (spending on food, bills, shopping, among others), and General (consolidated balance for the period). In addition, interactive charts help analyze spending distribution, allowing for clearer budget monitoring.

Inter You

A free digital account designed for teenagers aged 13 to 17, aimed at promoting financial education and fostering autonomy in money management.

With this account, users can make Pix transfers, use a debit card, top up their cell phone, shop at Inter Shop, buy Gift Cards, and invest in various options, except Home Broker, Treasury Direct, and Private Pension. Only clients over 18 can apply for a credit card.


Inter

About Inter&Co | Our Ecosystem | Corporate Governance | ESG | Vision for the future | Attachments
Inter 38

Eco-efficiency

We were responsible for revolutionizing the financial sector by becoming the first bank in Brazil to offer a 100% digital checking account. Our business model, which can offer products and services without the need for physical branches, represents much more than innovation: it is a model intrinsically aligned with a low-carbon economy and a strong commitment to sustainability.

Since 2019, we have taken an active stance on the climate agenda. Among the main actions, we highlight::

- Greenhouse gas emissions inventory;
- Renewable energy certification;
- Purchase of recycling credits;
- Development of energy efficiency projects;
- Environmental education initiatives with employees and clients.

Energy Efficiency

GRI 302-1; 302-3

Inter's headquarters, located in Belo Horizonte, Minas Gerais, is an example of eco-efficiency.
The building that houses the office is doubly certified by the international Leadership in Energy and Environmental Development (LEED) seal, in the Gold category, and by the Procel energy efficiency seal.

In 2024, we achieved a reduction of more than 87% in the energy intensity rate compared to the previous year. The index, which considered the ratio between absolute energy consumption and Inter's annual revenue, dropped from 1.57 to 0.19. This variation reflects our ongoing pursuit of greater operational efficiency and compliance with ESG principles.

Renewable energy certification

Committed to adopting sustainable practices in its operations, we have acquired I-REC (International Renewable Energy Certificates), which ensure that all the electricity consumed at our headquarters comes from renewable sources, specifically hydroelectric.

Through these certificates, it is possible to track the origin and amount of renewable energy consumed, ensuring transparency and integrity in the process. This initiative reinforces our alignment with environmental governance guidelines and energy efficiency.



≡ Our Ecosystem Corporate Governance ESG Vision for the future Attachments inter 39

GHG Emissions

GRI 305-1;305-2; 305-3

Since 2019, we have measured the main sources of greenhouse gas (GHG) emissions, covering both direct and indirect emissions, and report the data transparently through the Public Emissions Register of the GHG Protocol.

Since publishing our first inventory, we have been continuously recognized by the GHG Protocol for the transparency and completeness of the information reported.

Regarding the 2025 cycle, based on 2024 information, our inventory was recognized with the silver seal and will be published soon, according to the program's official schedule.

Compensation of GHG emissions

During 2024, we offset our greenhouse gas (GHG) emissions through the acquisition of carbon credits and renewable energy certificates. These instruments support Brazilian projects focused on forest conservation in the Amazon and clean energy generation, contributing concretely to climate change mitigation.

Although we have comparatively low emission levels in relation to sector peers, we maintain our commitment to neutralizing emissions, reinforcing our environmental responsibility. The financial contribution to these projects generates positive impacts on the environment as well as on the communities involved, promoting integrated social, economic, and ecological benefits.

The purchase of carbon credits enables us to fund environmental projects that reduce their own greenhouse gas emissions elsewhere, acting as a mechanism for offsetting emissions.

GHG Protocol

The GHG Protocol (Greenhouse Gas Emissions Protocol) is an international initiative that establishes standards for the accounting and reporting of GHG emissions and removals, applicable to both the public and private sectors. Organizations are encouraged to disclose their emissions according to three scopes:

- Scope 1 – Direct GHG emissions from sources owned or controlled by the organization;
- Scope 2 – Indirect emissions related to electricity purchased for the organization's operations;
- Scope 3 – Indirect emissions associated with the organization's activities that occur from sources not controlled by it, such as the supply chain, product transport, business travel, and employee commuting.



About Inter&Co | Our Ecosystem | Corporate Governance | ESG | Vision for the future | Attachments

inter 40

Vision for the Future

The remarkable achievements of 2024 serve to reinforce our unwavering commitment to innovation, sustainable growth strategies, and the consistent delivery of meaningful value to our customers, employees, and shareholders alike. We executed pivotal strategic initiatives that further solidify our Super App's position as a truly unique and comprehensive ecosystem within the financial services market, successfully reaching over 36 million individuals while persistently transforming lives through cutting-edge technological solutions.

Yet at Inter, we perceive each achievement as merely the foundation for something far more ambitious, and what awaits us on the horizon is extraordinarily exciting. We are systematically constructing the infrastructure for an increasingly comprehensive, efficient, and globally-oriented platform. The strategic pillars of hyper-personalization, international expansion, and tangible impact on our customers' daily lives constitute the fundamental framework upon which Inter's future will be built.

We constantly ask ourselves: what more can we do? Where can we innovate? How can we reach even further?

In 2025 and beyond, the answers will be found in the partnerships we'll forge, the products we'll introduce, and the distinctive experiences we'll craft for every customer. We possess the technology, we have the vision, and most importantly, we have the drive to remain at the forefront.

I'm grateful to our team members who keep propelling Inter forward with unwavering dedication and creativity, to our shareholders who believe in and invest in our mission, and to our customers who remain at the heart of all we do. Looking ahead to next year, we're not simply focused on maintaining momentum – we're committed to evolution. Together, we will forge the future.

What comes next? It's simple: more Inter

Come with us!

João Vitor Menin CEO
Global Inter

About Inter&Co | Our Ecosystem | Corporate Governance | ESG | Vision for the future | Attachments | inter 42

Attachments

Our Commitment to the UN Global Compact

Principle	Sections	Pages
1 - Businesses should support and respect the protection of internationally proclaimed human rights.	Data Security and Privacy Employees	25, 29
2 - Businesses should make sure that they are not complicit in human rights abuses.	Supplier Relations	32
3 - Businesses should uphold the freedom of association and the effective recognition of the right to collective bargaining.	Supplier Relations	32
4 - It is necessary to combat any form of forced labor in all production chains.	Supplier Relations	32
5 - Businesses need to adopt practices to eradicate child labor.	Supplier Relations	32
6 - Equal opportunities should be promoted, without distinction of gender, race, ethnicity, or any other form of discrimination.	Employee Relations	29
7 - Businesses need to take proactive measures to avoid environmental damage.	Ecoefficiency	35
8 - Implement environmental management practices and engage in sustainable projects.	Ecoefficiency	35
9 - Businesses should invest in technologies that minimize environmental impacts.	Ecoefficiency	35
10 - Businesses should act against any form of corruption, including extortion and bribery.	Anti-corruption Capacity building for integrity	22

About Inter&Co Our Ecosystem Corporate Governance ESG Vision for the future Attachments inter 44

Company Information

Board Members (Inter & Co) :

Rubens Menin Teixeira de Souza Maria
Fernanda Menin
Teixeira de Souza Maia
José Felipe Diniz
Leonardo Guimarães Correa Luiz
Antônio Nogueira de França
André Guilherme Cazzaniga Maciel
Antônio Kandir
Todd Crawford Chapman
Claudia Farkouh Prado James
Drummond Allen

Officers:

João Vitor Nazareth Menin
Teixeira de Souza
Alexandre Riccio de Oliveira Santiago
Horacio Stel Guilherme Ximenes de
Almeida Ray Tarick Pereira Chalub
Rafaela de Oliveira Vitoria
Marco Antônio Martins Araújo Filho

Shareholder information:

Investor Relations
https://investors.inter.co/

Inter&Co's Class A common shares trade on Nasdaq Stock Exchange under the ticker INTR. ISIN: KYG4R20B1074

Brazilian Depositary Receipts (BDRs) are trade on the Brazilian stock exchange under the ticker INBR32

Registrar
Equiniti Trust Company

Independent Auditors:
KPMG Auditores Independentes

Annual General Meeting Inter&Co's annual general meeting was held on May 8, 2025

Registered Office
Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands

Credits

Institutional Relations, Compliance and Marketing Inter&Co:
Collection, organization and approval of information

Editorial support – BH Press Communication and Sustainability
Writing: Lívia Maia and Júlia Calasans
Editing: Lilian Ribas
Layout: Cláudia Daniel and Bruno Andrade